Apex Critical Metals Receives Multi-Year Permit and Preps

Drill Program at CAP Project, British Columbia

Vancouver, BC, - June 19, 2025: Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9) ("Apex" or the "Company") is pleased to announce it has received a five-year Multi-Year Area-Based Exploration Permit (MYAB) and has advanced plans for a 2025 summer diamond drill program at its Cap Project (the "Project") located in east-central British Columbia. Drilling is expected to commence in mid- July, with approximately 1,000 to 1,500 metres of core drilling anticipated.

The 2025 campaign marks the Company's inaugural drill program at CAP, and the first program on the Project since 2017, when mineralized carbonatite was intersected in drillhole CAP17-004. The 2025 drilling program will target the 1.8 km-long niobium-in-soil anomaly and mineralized carbonatite outcrops identified by the Company in 2024. (see news release dated November 12, 2024, Figure 1). These areas remain untested by previous drilling.

Cap Project highlights from 2024 exploration include (see Figure 1):

  3.33% Nb2O5 returned in outcrop with four (4) additional outcrop samples assaying between 0.16% to 0.50% Nb2O5. Two mineralized carbonatite outcrops discovered are separated by approximately 250 m
  1.79% Nb2O5 and 1.45% Nb2O5 returned in carbonatite boulders
  A single drill hole along the southeast margins of the anomaly from 2017 returned 0.35% Nb2O5 over 10.4 m (Drill Hole CAP17-004).
  Distinct niobium anomaly discovered from soil sampling, situated along interpreted trend of known mineralized carbonatite outcrops and overlying radiometric anomaly
    Elevated rare earth oxide ("REO") values also identified with one soil sample assaying 1.21% REO and three (3) additional samples assaying between 0.33% and 0.34% REO

"We are eager to advance the CAP Project to the drill stage," notes Sean Charland, CEO of Apex Critical Metals. "The 2025 program is designed to evaluate the scale and depth potential of the newly discovered carbonatite-hosted niobium and REO mineralization. With a strong foundation from our 2024 work, we're looking forward to testing some of the most compelling targets identified to date."

Apex received a five-year Multi-Year Area-Based Exploration Permit (Permit Number MX-11-251, the "MYAB Permit"), effective November 6, 2024, encompasses most of the CAP Project.

The MYAB Permit allows for Apex to complete the following key exploration activities:

• Conduct up to 60 diamond drill holes.

• Perform targeted drilling along the niobium trend to determine its continuity and width.

26800688.1

MYAB Permit Area
1:175,000
1.8 km Niobium Trend
Thorium Anomaly
Magnetic Anomaly
Radiometric Anomaly
New Discoveries
0.38% Nb2O5, 0.16% TREO
0.50% Nb2O5, 0.15% TREO
New Discoveries
3.33% Nb2O5, 0.16% TREO
1.78% Nb2O5, 0.13% TREO
CAP-17-004:
0.51% Nb2O5 over 4.01m
CAP-17-004
CAP-17-001
Legend
Historical Rock Samples
2024 Rock Nb2O5 %
Boulder: 1 - 1.75
Boulder: 0.0015 - 1.00
Outcrop: 0.379 - 3.33
Outcrop: 0.0015 - 0.379
2024 Soil Nb ppm
0 - 75
76 - 364
Contour (50 m)
Contour (10 m)
Magnetic Anomaly
Radiometric Anomalies
Niobium Trend
Thorium Anomoly
Metres
0 100 200 300
1:7,000
Coordinate System: UTM NAD83, Zone 10N
APEX CRITICAL METALS
BRITISH COLUMBIA, CANADA
Property Highlights
on the Cap Claim Block
TM
2024.12

Figure 1. CAP property highlights

Quality Assurance / Quality Control

All 2024 rock samples were collected in the field using a hammer and chisel. Soil samples were collected from the presumed B horizon using a hand auger and/or geotool. Stream concentrate samples were collected by fill approximately ¾ of a 12x20 cm sample bag with stream sediment. The material was first passed through a 1/8-inch sieve yielding a fine fraction that was then processed using both 14" LeTrap plastic pans to concentrate the heavy fraction, resulting in approximately tens of grams per sample. The concentrate was then carefully transferred to a pre-labeled zip-lock sample bag with a corresponding sample book tag and sample number Locations for all sample types were obtained using a handheld GPS or tablet with samples placed in pre-labelled sample bags. Metal tags with the sample numbers and flagging tape were left at each sample location.

Samples were shipped using Manitoulin Transport to Actlabs Laboratory in Kamloops BC. Rock samples were prepped via RX1, Dry, crush (< 7 kg) up to 80% passing 2 mm, riffle split (250 g) and pulverize (mild steel) to 95% passing 105 µm. Analysis consisted of Code 8 by XRF Nb₂O₅, ZrO2 and Ta2O5 (0.003%), Code 8 - REE Assay, and 1A2 Au Fire Assay - AA, 30g weight, 5-5,000 ppb. Soil and stream concentrate samples were prepped using code S1-230, which requires drying (60ºC) and sieving (-63 µm). Analysis consisted of packages 4B2-STD, Lithium Borate Fusion / ICP-MS Trace Element package, and 1A2 Au Fire Assay - AA, 30g weight, 5-5,000 ppb

A Quality Assurance/Quality Control protocol was incorporated into the rock sampling program and included the insertion of two certified reference material ("CRM's) and one quartz blank representing approximately 9% of submitted samples. For the soil sampling and stream concentrate sampling, a total of five CRMs were inserted into the sample stream representing approximately 1% of the submitted samples, with the Company also relying on the internal QA/QC procedures of Actlabs.

Management cautions that prospecting surface rock samples, soil samples, stream concentrate samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

Qualified Person

The technical content of this news release has been reviewed and approved by Nathan Schmidt, P. Geo. (EGBC Licence 48336), Geologist for Dahrouge Geological Consulting Ltd. (EGBC Permit to Practice 1003035), and a Qualified Person under NI 43-101 on standards of disclosure for mineral projects.

Mr. Schmidt has verified all scientific and technical data disclosed in this news release including the sampling and QA/QC results, and certified analytical data underlying the technical information disclosed. Mr. Schmidt noted no errors or omissions during the data verification process. The Company and Mr. Schmidt do not recognize any factors of sampling or recovery that could materially affect the accuracy or reliability of the assay data disclosed in this news release.

About Apex Critical Metals Corp. (CSE: APXC) (OTCQB: APXCF) (FWB: KL9)

Apex Critical Metals Corp. is a Canadian exploration company specializing in the acquisition and development of properties prospective for carbonatites and alkaline rocks with potential to host economic concentrations of rare earth elements (REE's), niobium, gold and copper mineralization. Apex's Cap Property located 85 kilometres northeast of Prince George, B.C., spans 25 square kilometres and hosts a recently identified promising 1.8-kilometre niobium in soil trend. The Company's Bianco carbonatite Project encompasses 3,735 hectares covering a large carbonatite complex within an area known for significant niobium mineralization in northwestern Ontario. The Lac Le Moyne Project covers approximately 4,025 ha, and is situated several kilometers to the northwest of Commerce Resources Corp.'s Eldor Carbonatite Complex located in Quebec, Canada.

Carbonatites are extremely rare rock types, with fewer than 600 known worldwide. They are host to rare earth element ("REE") minerals, niobium, tantalum and phosphate, as well as copper and gold. Carbonatites are host to the world's largest and most productive niobium deposits, including Araxa and Catalão in Brazil, and Niobec in Quebec. In addition, they are the primary source of REEs, including Mountain Pass in California, Mount Weld in Australia, and Bayan Obo in China. They are also important sources of phosphate (apatite), including Cargill, Ontario, while the Palabora mine in South Africa has produced copper, nickel, gold, magnetite, and vermiculite. Other carbonatites are known to have produced gold, iron, zirconium, fluorite, and other industrial minerals.

By acquiring a multitude of carbonatite projects, Apex intends to investigate potential high-value opportunities to meet the growing global demand of specialty metals across various industries. Apex is publicly listed in Canada on the Canadian Securities Exchange (CSE) under the symbol APXC, and quoted on the OTCQB market in the United States under the symbol APXCF, and in Germany on the Borse Frankfurt under the symbol KL9 and/or WKN: A40CCQ. Find out more at www.apexcriticalmetals.com and to sign up for free news alerts please go to https://apexcriticalmetals.com/news/news-alerts/, or follow us on X (formerly Twitter), Facebook or LinkedIn.

On Behalf of the Board of Directors

APEX CRITICAL METALS CORP.,

Sean Charland

Chief Executive Officer

Tel: 604.681.1568

Email: info@apexcriticalmetals.com

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain "forward-looking statements" under applicable Canadian securities legislation. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include statements with respect to the start of the Company's anticipated drilling program and the Company's intention to further investigate high-value opportunities on its properties for specialty metals. Forward-looking statements are subject to various known and unknown risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. Risks that could change or prevent these events, activities or developments from coming to fruition include: that we may not be able to fully finance any additional exploration on the Company's properties; that even if we are able raise capital, costs for exploration activities may increase such that we may not have sufficient funds to pay for such exploration or processing activities; the timing and content of any future work programs; geological interpretations based on drilling that may change with more detailed information; potential process methods and mineral recoveries assumptions based on limited test work and by comparison to what are considered analogous deposits that, with further test work, may not be comparable; testing of our process may not prove successful or samples derived from our properties may not yield positive results, and even if such tests are successful or initial sample results are positive, the economic and other outcomes may not be as expected; the anticipated market demand for REE and other minerals may not be as expected; the availability of labour and equipment to undertake future exploration work and testing activities; geopolitical risks which may result in market and economic instability. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.